Exhibit 99.1

Press release

Biophytis grants Blanver exclusive rights to BIO101
in Latin America in deal valued at up to €108 Million

•	Biophytis to receive upfront and milestones payments for a total amount up to €108 million, as well as double-digit royalties on future sales of the product
•	Agreement covers commercialization of BIO101 in Latin America
•	Biophytis and Blanver intend to collaborate on manufacturing and joint clinical development for Latin America

Paris (France) and Cambridge (Massachusetts, USA), June, 20th, 2024 – 07:00 am CET – Biophytis SA (Euronext Growth Paris : ALBPS), ("Biophytis" or the "Company"), a clinical-stage biotechnology company specialized in the development of therapeutics for age-related diseases, today announces the signature of an exclusive license agreement with Blanver, one of the leading and most trusted pharmaceutical company in Brazil, for BIO101 (20-Hydroxyecdysone) in Latin American including, but not limited to Brazil, Mexico, Argentina and Colombia.

The agreement provides that Blanver will be responsible for the registration, marketing and commercialization of BIO 101 (20-Hydroxyecdysone) in its various indications: obesity, respiratory infections due to Covid-19, sarcopenia and Duchenne Muscular Dystrophy (DMD) - once Biophytis has successfully completed the planned clinical development programmes for its drug candidate. With 40 years of history, Blanver has become an expert in infectious diseases, osteoporosis and metabolic disorders, which is a perfect match with Biophytis. In addition of Brazil, Blanver has an extensive network of unique distributors that covers the whole Latin America region.

Under the terms of this partnership, Biophytis will be able to receive up to €108 million including an upfront payment and further additional payments if certain objectives are achieved. Biophytis is also eligible to receive double-digit royalties on net sales of BIO101 (20-Hydroxyecdysone) generated in the collaboration territory, after obtaining future marketing authorisations.

This collaboration in one of the main pharma regions in the world, underscores the potential of BIO101 (20-Hydroxyecdysone) which is based on the positive clinical results already obtained in several indications.

Stanislas Veillet, CEO of Biophytis, stated: "I warmly welcome this new partnership which is a key milestone that will enable Biophytis to further deploy its strategic roadmap, especially in obesity. This is a unique opportunity for both companies and comes at a crucial time as Brazil is the most fast-growing pharmaceutical market, representing more than $23 billion in 2023. In the LATAM region, 100 million of patients are suffering from obesity. We look forward to continuing our clinical and regulatory development work with Blanver over the coming months and to exploring with them early market access opportunities for our most advanced indications. Together, we aim to deliver solutions to patients and physicians over the years ahead."

Sergio Frangioni, CEO of Blanver, commented: “Innovation is part of the Blanver DNA, and we are thrilled to partner with Biophytis, to bring this unique medicine in Latin America. We are very confident that the clinical study of the novel BIO101 (20-hydroxyecdysone), will show encouraging results, which will support the medical community to obesity, their effects and bring health and quality of life to so many patients who suffer from this condition.”

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular (sarcopenia, phase 3 ready and Duchenne muscular dystrophy), respiratory (Covid-19 phase 2-3 completed) and metabolic diseases (obesity, phase 2 to be started). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825). For more information, visit www.biophytis.com

About BLANVER

Blanver Farmoquímica e Farmacêutica S.A. is a Brazilian company, founded in 1984, focused on R&D, manufacture and sale of innovative medicines and active pharmaceutical ingredients (APIs). The company plays in the segments of HIV, Hepatitis, Oncology, Hematology and Rare Disease, providing high quality products for expanding the population's access to medicines through partnerships with the Ministry of Health and official laboratories. Blanver is committed in always looking for innovations that will improve people's health and quality of life.

Forward-looking statements

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

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Pharma partners

Edouard Bieth, CBO

edouard.bieth@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

Blanver contacts

Investor relations

Sergio José Frangioni, CEO

Media

Herbert Silva: Herbert.silva@blanver.com.br

Lilia Lima de Almeida: lilia.almeida@blanver.com.br

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